EXHIBIT 4

THE MOMENTUM SOLUTIONS GROUP, LLC

May 1, 2003

Mr. William F. Mason

Chief Executive Officer

Vertica Software, Inc.

Austin, TX

Dear Bill:

This letter outlines the terms of agreement that The Momentum Solutions Group, LLC (the Consultant) will deliver to Vertica Software, Inc. (the Client).

1.	Momentum Solutions, as an independent vendor, will provide sales and sales management services to Vertica for 7 days per month effective May 1, 2003.

2.	This Agreement shall be effective as of the date set forth in the first paragraph hereof and shall continue for an indeterminate period.

3.	This Agreement may be terminated by either party at any time by providing the other party written notice of termination; provided, however, that no such termination shall affect Client’s obligation to pay Consultant’s professional fees for all Services by consultant hereunder prior to the time that such termination takes effect.

4.	Vertica hereby engages Momentum Solutions Group to provide services set forth below. Momentum Solutions, LLC hereby accepts such engagement and shall, during the term of this agreement, perform the services to the best of their ability.

a.	Assist the Company to obtain 2-3 viable prospects for Vertica product and services.
b.	Assist the company in the development and closing of AgriFos opportunity.
c.	Assist in the recruitment and engagement of a pre-sales engineer.
d.	Assist in the identification of software malfunctions and coordinate the fixes.
e.	Assist with the gathering of information on market size and marketability.

5.	Momentum Solutions is a vendor, not an employee of the Company, and as such no federal or state taxes, social security, unemployment compensation or any other payments will be withheld from the compensation.

6.	The agreed upon compensation for 7 days per month is $7,500.

7.	Momentum Solutions agrees to receive payment for services in free-trading stock of Vertica Software, Inc. The number of shares shall be calculated on the date of the invoice and shall be based on the trading price of the stock on the day of the invoice. In the case that the proceeds from the sale of stock issued is below the agreed upon fee, Vertica Software agrees to issue additional shares so that Momentum Solutions receives the agreed to minimum monthly payment of $7,500.

8.	Vertica Software will provide all payments or stock certificates in lieu of cash in advance monthly. Payment of stock certificates to be received no later then the fifth (5th) day of the month.

9.	Vertica acknowledges that the undertaking of this project involves a substantial amount of risk and the actual results may differ materially than the stated objectives of obtaining 2-3 viable prospects for the Company and to mature the AgriFos opportunity. However, the successful achievement of this project will, in fact, offer substantial future opportunity for the Company. As such, Vertica agrees to pay Momentum Solutions Group, LLC a bonus based on the achievement of the following objective:

a.	A closed sale of the Vertica software.

b.	A positive reference on the Vertica software. A positive reference is defined as a prospective customer willing to state to a Vertica-designed individual that he/she has reviewed and investigated the Vertica product to a degree to deem the Vertica product offering as offering significant advantage to it or to other companies within its industry.

10.    The bonus structure shall be:

a.	Vertica agrees to pay Momentum Solutions 15% cash commission on any closed sale upon receipt of revenue.

b.	Vertica agrees to pay Momentum Solutions $5,000 for each positive reference obtained for the Vertica products. Payment may be either cash or free-trading stock shares.

AGREED:

William F. Mason Chief Executive Officer Vertica Software, Inc.	Date	Susan N. Thompson Managing Director The Momentum Solutions Group, LLC	Date

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